UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 12)

Meredith Corporation
(Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

589433 20 0
(CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   13G

CUSIP NO.  589433 20 0


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,720
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  529,264
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,720
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      529,264

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             530,984

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             HC

                                   13G

CUSIP NO.  589433 20 0


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank Iowa, National Association
            Tax Identification No.  41-0331193

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    1,720
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  529,264
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 1,720
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      529,264

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             530,984

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             Less than 5%

12)        TYPE OF REPORTING PERSON*

             BK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 12)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Meredith Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           1716 Locust St.
           Des Moines, IA  50309-3023

Item 2(a)  Name of Person Filing:

           1.  Norwest Corporation
           2.  Norwest Bank Iowa, National Association (NBI)

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Corporation
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-1026

           2.  Norwest Bank Iowa, National Association
               P.O. Box 837
               Des Moines, IA  50304-4006

Item 2(c)  Citizenship:

           1.  Norwest Corporation:  Delaware
           2.  NBI:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           589433 20 0


Item 3     The person filing is a:

           1. Norwest Corporation: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
           2.  NBI:  Bank as defined in Section 3(a)(6) of the Act

Item 4     Ownership:

           (a) Amount beneficially owned: 530,984 shares (all of which are deemed to be beneficially owned by NBI).

           (b)  Percent of class:  Less than 5%

           (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or direct the vote:  1,720

               (ii)  Shared power to vote or direct the vote: 529,264

               (iii)  Sole power to dispose or to direct the
                      disposition of:  1,720

               (iv)   Shared power to dispose or direct the disposition
                      of:  529,264

Item 5 If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Persons other than Norwest Corporation and its subsidiaries have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. To the knowledge of Norwest Corporation, no interest of any such person represents more than 5% of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable


Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  September 22, 1998

NORWEST CORPORATION



By: /s/ Laurel A. Holschuh
        Laurel A. Holschuh, Senior Vice President
         and Secretary


ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of the subsidiaries listed below. Norwest Bank Iowa, National Association (NBI) is classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B). Blackhawk Bancorporation is classified as a parent holding company in accordance with Regulation 13d-1(b)(1)(ii)(G) and is a wholly owned subsidiary of Norwest Corporation. Norwest Corporation owns 87% of NBI. The remaining 13% of NBI is owned by Blackhawk Bancorporation.

Blackhawk Bancorporation

Norwest Bank Iowa, National Association